Exhibit 21.1

SUBSIDIARIES OF THE REGISTRANT

Citizens National Bank of Southwest Florida, Naples, Collier County, Florida.

Organized under the laws of the United States.

Florida Trust Company, Inc., Naples, Collier County, Florida.
A Florida Corporation.

Bank of Florida, Ft. Lauderdale, Broward County, Florida.
Organized under the laws of the State of Florida.